September 28, 2021 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attn: Mr. John Stickel

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600

Dallas, Texas 75201-7932

United States

Direct line +1 214 855 3906

mike.keeley@nortonrosefulbright.com

Tel +1 214 855 8000

Fax +1 214 855 8200

nortonrosefulbright.com

Re:	Third Coast Bancshares, Inc.

Draft Registration Statement on Form S-1

Submitted August 12, 2021

CIK No. 0001781730

Ladies and Gentlemen:

On behalf of Third Coast Bancshares, Inc., a Texas corporation (the “Company”), we are submitting this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated September 8, 2021, with respect to the Company’s Draft Registration Statement on Form S-1, which was confidentially submitted to the Commission on August 12, 2021 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting to the Commission on a confidential basis an amendment to the Registration Statement (the “Amended Registration Statement”). In addition to revisions made in response to the Staff’s comments, the Amended Registration Statement contains other changes relating to (i) the Company’s private placement completed on August 27, 2021, (ii) updating financial information, charts and other graphics throughout the Amended Registration Statement as of and for the period ended June 30, 2021, and (iii) certain other revisions that are intended to update, clarify and render more complete the information contained therein. For your reference, copies of this letter, along with both clean copies of the Amended Registration Statement and copies marked to show all changes from the initial Registration Statement, are being delivered to the Staff under separate cover.

In this letter, we have recited the Staff’s comments in bold type and have followed each comment with the Company’s response. All references to page numbers and captions correspond to the Amended Registration Statement.

Our first amended and restated bylaws include an exclusive forum provision, page 58

1.	Please describe the risk that the choice of forum provision may increase the costs for shareholders to bring a claim.

In response to the Staff’s comment, the Company has revised page 57 of the Amended Registration Statement as requested.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

September 28, 2021 Page 2

Deposits, page 85

2.	Given the significance of large depositors (disclosed on page 29), please revise to address the following either here or within MD&A:

•	Provide a discussion of the types of entities from which these deposits are received as well as the typical type of deposit;

•	Indicate if such activities have been consistent over time and have helped to continue to grow the deposit base; and

•	Disclose the number of large depositors that individually represent 10% or more of total deposits (if any).

In response to the Staff’s comment, the Company has revised page 112 of the Amended Registration Statement as requested.

Management’s Discussion and Analysis of Financial Condition

Financial Condition

Loan Portfolio, page 100

3.

Given the significance of the commercial real estate loans within in your portfolio, please revise to provide an enhanced discussion and a break-down of the types of collateral as well as the related loan-to-value ranges for these loans for the periods presented, discussing any trends.

In response to the Staff’s comment, the Company has revised pages 101 and 102 of the Amended Registration Statement to provide a break-down of the Company’s commercial real estate loan portfolio by collateral type for the periods presented, including the loan balances, associated percentage of commercial real estate concentrations, and maximum loan-to-value (“LTV”) ratio allowed per the Company’s loan policy for each type. In addition, the Company has revised pages 101 and 102 of the Amended Registration Statement to provide additional disclosure regarding the exceptions that have been made with respect to such LTV policies. As discussed with the Staff, the Company respectfully advises the Staff that the Company’s core operating system is not calibrated to allow the Company to obtain LTV ranges for the Company’s commercial real estate loans as of June 30, 2021, December 31, 2020, and December 31, 2019. Any attempt to disclose the requested information would require significant manual engagement by the Company’s staff, and, as such, would present concerns as to the reliability and accuracy of such information. The Company further respectfully advises the Staff that management does not consider such LTV ranges to be material to the oversight and administration of the loan portfolio and, accordingly, does not believe it necessary for an investor to make an informed investment decision.

Board Committees, page 126

4.

Please disclose here or in another appropriately captioned section the nature of the board’s role in overseeing your cybersecurity risk management, the manner in which the board administers this oversight function and any effect this has on the board’s leadership structure.

September 28, 2021 Page 3

In response to the Staff’s comment, the Company has revised page 133 of the Amended Registration Statement as requested.

Consolidated Balance Sheets, page F-3

5.	Please revise to separately present the allowance for credit losses on the face of the balance sheet either separately or parenthetically pursuant to Rule 9-03(7) of Regulation S-X.

In response to the Staff’s comment, the Company has revised page F-3 of the Amended Registration Statement as requested.

Notes to Consolidated Financial Statements

1. Nature of Operations and Summary of Significant Accounting Policies

Loans and Allowance for Loan Losses, page F-9

6.

We note your policy for origination fees and costs, including your policy for PPP loans, appears to not comply with ASC 310-20-35-2. Please provide us with your assessment for how you determined the impact of this policy is not material to your financial statements.

During the periods presented in the Amended Registration Statement, the Company annually prepared an analysis in which it concluded that not accounting for loan origination fees and costs in accordance with ASC 310-20-35-2 did not materially misstate its financial statements. In its most recent assessment as of December 31, 2020, management of the Company prepared an analysis specifically for Paycheck Protection Program loans in which it concluded that not accounting for loan origination fees and costs associated with those loans in accordance with ASC 310-20-35-2 did not materially misstate its financial statements.

The Company determined that its accounting for loan origination fees and costs had the following financial statement impact for the years ended December 31, 2020 and 2019, respectively:

	2020						2019
	Loan fees (excluding PPP)%		PPP loan fees	%	Total	%	Total	%
Loans, net of allowance for loan and lease loss	$(41,163)	0.00%	$(406,533)	(0.03)%	$(447,696)	(0.03)%	$(5,357)	0.00%	(A	)
Total shareholders’ equity (excluding ESOP)	$82,630	0.07%	$(406,533)	(0.33)%	$(323,903)	(0.27)%	$315,488	0.55%	(B	)
Net income before income tax expense	$(41,163)	(0.26)%	$(406,533)	(2.60)%	$(447,696)	(2.87)%	$(5,357)	(0.17)%	(C	)

Note: Amounts in table represent the dollar and percentage overstatement or understatement of the specified financial statement line item with understatements set forth in parentheses.

September 28, 2021 Page 4

(A)

Taking either an iron curtain or a rollover method approach (as described in ASC 250-10-S99-2), the understatement of net loans is immaterial to the “Loans, net of allowance for loan and lease loss” line item in the financial statements and the financial statements taken as a whole.

(B)

Taking either an iron curtain or a rollover method approach, the understatement of equity is immaterial to the “Total shareholders’ equity” line item in the financial statements and the financial statements taken as a whole.

(C)

Taking either an iron curtain or a rollover method approach, the understatement of net income before income tax expense is immaterial to the “Net income before income tax expense” line item in the financial statements and the financial statements taken as a whole.

In accordance with Staff Accounting Bulletin No. 99, Topic 1, Section M, the Company, in addition to the quantitative analysis performed above, performed the following qualitative analysis:

•	The misstatement arises from an estimate which includes a significant degree of imprecision inherent with the calculation.

•	The misstatement does not mask a change in earnings or other trends and net income before income tax expense still would have increased year over year (2019 to 2020).

•	The misstatement does not hide a failure to meet analysts’ consensus expectations for the Company (as no such expectations exist).

•	The misstatement does not change a loss into income or vice versa.

•

The misstatement does not affect Third Coast Bank, SSB’s compliance with regulatory requirements. Third Coast Bank, SSB was well in excess of established regulatory capital requirements in both 2020 and 2019.

•	The misstatement does not affect the Company’s compliance with loan covenants or other contractual requirements.

•	The misstatement did not have the effect of increasing management’s compensation.

•	The misstatement does not involve concealment of an unlawful transaction.

Following completion of the proposed offering, the Company intends to implement ASC 310-20-35-2.

7.

You disclose here that to date your troubled debt restructurings have been placed on nonaccrual. However, on page 105 you have restructured loan—accruing for each year presented in the table. Please revise or advise.

In response to the Staff’s comment, the Company has revised page F-10 of the Amended Registration Statement as requested.

8. Stock Options and Warrants, page F-34

8.	Please provide the disclosure requirements of ASC 718-10-50-2f-2ii in regards to the method(s) used to estimate the expected volatility.

September 28, 2021 Page 5

In response to the Staff’s comment, the Company has revised page F-35 of the Amended Registration Statement as requested.

General

9.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.

The Company respectfully advises the Staff that, to date, neither the Company nor anyone authorized to act on the Company’s behalf has presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act. To the extent the Company presents any written communications to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide the Staff with copies of any such written communications.

*****

Please do not hesitate to contact me by telephone at (214) 855-3906 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Michael G. Keeley, Michael G. Keeley of Norton Rose Fulbright US LLP

cc:	Bart O. Caraway, Third Coast Bancshares, Inc.

Derek W. McGee, Esq., Fenimore Kay Harrison LLP